Cadence Nutrition, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception through March 31, 2025

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 3

STATEMENT OF FINANCIAL POSITION (BALANCE SHEET) 4

STATEMENT OF OPERATIONS 5

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY 6

STATEMENT OF CASH FLOWS 7

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS 8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 8

NOTE 3 – RELATED PARTY TRANSACTIONS 10

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS 10

NOTE 5 – LIABILITIES AND DEBT 10

NOTE 6 – EQUITY 11

NOTE 7 – SUBSEQUENT EVENTS 11



www.rnbcapitalcpas.com
954-399-1914

RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Cadence Nutrition, Inc. Management

We have reviewed the accompanying financial statements of Cadence Nutrition Inc. (the Company) which comprise the statement of financial position as of inception - March 31, 2025, and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL 33321
April 11, 2025

CADENCE NUTRITION INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

	Inception through March 31
	2025
ASSETS	
Current Assets:	
Total Current Assets	-
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities:	
Total Current Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Common Stock	$ 80
Additional Paid-In Capital	5,562
Accumulated Deficit	(5,642)
TOTAL EQUITY	-
TOTAL LIABILITIES AND EQUITY	$ -

See Accompanying Notes to these Unaudited Financial Statements

CADENCE NUTRITION INC.
STATEMENT OF OPERATIONS

	Inception through March 31
	2025
Operating Expenses	
Organization Costs	$ 5,642
Total Operating Expenses	**5,642**
Total Loss from Operations	**(5,642)**
Net Income (Loss)	$ **(5,642)**

See Accompanying Notes to these Unaudited Financial Statements

CADENCE NUTRITION INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	APIC		
Inception 2/4/25	-	-	-	-	-
Issuance of Common Stock	8,000,000	80	-	-	80
Additional Paid-In Capital	-	-	5,562	-	5,562
Net income (loss)			-	(5,642)	(5,642)
Ending balance at 3/31/25	8,000,000	80	5,562	(5,642)	-

See Accompanying Notes to these Unaudited Financial Statements

CADENCE NUTRITION INC.
STATEMENT OF CASH FLOWS

		Inception through March 31
OPERATING ACTIVITIES		**2025**
Net Loss	$	(5,642)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(5,642)
Net Cash used in Operating Activities		(5642)
INVESTING ACTIVITIES		-
Net Cash provided by (used in) Investing Activities		-
FINANCING ACTIVITIES		
Common Stock	$	80
Additional Paid-In Capital		5,562
Net Cash provided by Financing Activities		5,642
Cash at the beginning of period		-
Net Cash increase (decrease) for period		-
Cash at end of period		-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Cadence Nutrition, Inc. ("the Company") was formed in Delaware on February 4, 2025. The Company plans to earn revenue through a digital nutrition platform designed specifically for active women. The platform acts as a personalized, adaptive nutritionist using science-backed insights based on the female body to help women optimize their performance, health, and energy levels. The Company's headquarters is located in Marina del Rey, California. The Company's customers are expected to be primarily located in the United States, with potential expansion into international markets.

The Company intends to conduct a crowdfunding campaign under Regulation CF in 2025 to raise operating capital and accelerate growth.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of March 31, 2025

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will provide a subscription-based digital nutrition platform targeted toward active women. Subscriptions will be purchased on a monthly or annual basis, and the Company's primary performance obligation is to provide continuous access to its digital content and tools throughout the subscription period.

Payments will be typically collected upfront via credit/debit card or mobile app store billing at the beginning of the subscription term. Users will receive instant access to the platform, and revenue will be recognized ratably over the subscription period as the Company satisfies its obligation by delivering continuous service.

As of March 31, 2025, the Company had not yet launched its subscription service and therefore had not recognized any revenue or deferred revenue.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Organization Costs

Organization costs consist of additional contributions made by the founders to fund the Company's startup activities, including legal formation, product development, software subscriptions, and early operational expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2023, the company had no debt or liabilities.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 8,000,000 shares were issued and outstanding as of March 31, 2025

Voting: Each share of common stock entitles the holder to one vote per share on all matters submitted to a vote of stockholders.

Dividends: Holders of common stock are entitled to receive dividends when and if declared by the Board of Directors. No dividends have been declared as of March 31, 2025.

Capital Contributions: All contributions made to the Company to fund startup activities, including legal formation, development, and operational expenses, were made by founders. These contributions were recorded as capital contributions and no amounts are due to the founders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to March 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 11, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.